                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*



                            PAVING STONE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.00001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   703875 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 April 17, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 703875  10  4                 13G                    Page 2 of 8 Pages
-----------------------                                        -----------------


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification No. of Above Persons (Entities Only)

                    Paver Installation, L.P.
                    01-0658489
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    2      Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization
                    Nevada
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         NUMBER OF         5     Sole Voting Power
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY          6     Shared Voting Power
           EACH                         4,000,000
        REPORTING          -----------------------------------------------------
       PERSON WITH         7     Sole Dispositive Power

                           -----------------------------------------------------
                           8     Shared Dispositive Power
                                        4,000,000
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,000,000
--------------------------------------------------------------------------------
   10      Check box if the Aggregate Amount in Row 9 Excludes Certain Shares
                                                                       [ ]
--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9
                    15.4
--------------------------------------------------------------------------------
   12      Type of Reporting Person
                    PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 703875 10 4                 13G                     Pages 3 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification No. of Above Persons (Entities Only)

                    Paver Installation General, Inc.
                    01-0658483
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization
                    Nevada
--------------------------------------------------------------------------------
         NUMBER OF         5     Sole Voting Power
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY          6     Shared Voting Power
           EACH                         4,000,000
        REPORTING          -----------------------------------------------------
       PERSON WITH         7     Sole Dispositive Power

                           -----------------------------------------------------
                           8     Shared Dispositive Power
                                        4,000,000
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,000,000
--------------------------------------------------------------------------------
   10      Check box if the Aggregate Amount in Row 9 Excludes Certain Shares
                                                                       [ ]
--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9
                    15.4
--------------------------------------------------------------------------------
   12      Type of Reporting Person
                    CO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 703875 10 4                 13G                     Pages 4 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification No. of Above Persons (Entities Only)

                    James R. Mitchell
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization
                    United States
--------------------------------------------------------------------------------
         NUMBER OF         5     Sole Voting Power
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY          6     Shared Voting Power
           EACH                         4,000,000
        REPORTING          -----------------------------------------------------
       PERSON WITH         7     Sole Dispositive Power

                           -----------------------------------------------------
                           8     Shared Dispositive Power
                                        4,000,000
--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,000,000
--------------------------------------------------------------------------------
   10      Check box if the Aggregate Amount in Row 9 Excludes Certain Shares
                                                                       [ ]
--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9
                    15.4
--------------------------------------------------------------------------------
   12      Type of Reporting Person
                    IN
--------------------------------------------------------------------------------

         This statement on Schedule 13G is being filed pursuant to Rule 13d-1 of the Rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Paver Installation, L.P., a Nevada limited partnership (the "Partnership"), Paver Installation General, Inc., a Nevada corporation and the general partner of the Partnership (the "General Partner"), and Mr. James R. Mitchell, the sole shareholder of the General Partner, with respect to shares of the common stock, $.00001 par value per share, of Paving Stone Corporation, a Nevada corporation, held by the Partnership.


Item 1.

         (a)      Name of Issuer:

                  The issuer of the securities to which this Schedule 13G relates is Paving Stone Corporation, a Nevada corporation (the "Company").


         (b)      Address of Issuer's Principal Executive Offices:

                  The principal executive offices of the Company are located at 1760 Northwest 22nd Court, Pompano Beach, Florida 33061.

Item 2.

         (a)      Name of Person Filing:

                  This Schedule 13G is being filed by the Partnership, the General Partner and Mr. James R. Mitchell, the sole shareholder of the General Partner.


         (b)      Address of Principal Business Office or, if None, Residence:

                  The principal business address of the Partnership, the General Partner and Mr. Mitchell is 9231 Windy Crest Dr., Dallas, Texas 75243.


         (c)      Citizenship:

                  The Partnership is a Nevada limited partnership. The General Partner is a Nevada corporation. Mr. Mitchell is a United States citizen.


         (d)      Title of Class of Securities:

                  The securities which are the subject of this Schedule 13G are the Company's common stock, $.00001 par value per share (the "Common Stock").


         (e)      CUSIP Number: 703875 10 4

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment advisor in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a) Amount beneficially owned: 4,000,000 shares of the Common Stock

         (b) Percent of class: 15.4

         (c) The Partnership, the General Partner and Mr. Mitchell have shared power to vote or direct the vote, and shared power to dispose or to direct the disposition, of all 4,000,000 shares of the Common Stock that are the subject of this Schedule 13G.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certifications.


Exhibits

No. 1 Joint Filing Agreement by and among Paver Installation, L.P., Paver Installation General, L.P. and James R. Mitchell.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 2002                              Paver Installation, L.P.


                                            By: Paver Installation General, Inc.
                                                   its General Partner


                                            By: /s/ James R. Mitchell
                                                --------------------------------
                                                    James R. Mitchell
                                                    President


                                            Paver Installation General, Inc.


                                            By: /s/ James R. Mitchell
                                                --------------------------------
                                                    James R. Mitchell
                                                    President


                                                /s/ James R. Mitchell
                                                --------------------------------
                                                    James R. Mitchell

                               INDEX TO EXHIBITS

Exhibits
   No.
--------
   1         Joint Filing Agreement by and among Paver Installation, L.P., Paver
             Installation General, L.P. and James R. Mitchell.